# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: BuzzFeed, Inc., Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 229 WEST 43RD STREET, 10TH FLOOR, 229 WEST 43RD STREET, 10TH FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 05/26/2024
Amends the filing with accession number 0002007997-24-000008
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Vivek Ramaswamy, c/o Steve Roberts, Holtzman Vogel PLLC, 2300 N Street NW, Suite 643, Washington, District Of Columbia (DC), 20037, 2027378808

## Reporting persons
- Ramaswamy Vivek (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,953,976; shared voting power 0; sole dispositive power 2,953,976; shared dispositive power 0; aggregate amount beneficially owned 2,953,976 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: BuzzFeed, Inc., Class A Common Stock, par value $0.0001
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 WEST 43RD STREET, 10TH FLOOR, 229 WEST 43RD STREET, 10TH FLOOR, NEW YORK, New York (NY), 10036
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed by the undersigned on May 21, 2024 (the "Original Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Original Amendment No. 1 was submitted on May 29, 2024, and is in "suspended" status in the SEC EDGAR filing system; this Amendment No. 1 is resubmitted on May 30, 2024, in an abundance of caution.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the shares of Class A Common Stock (and options and warrants to purchase Class A Common Stock) reported herein was approximately $4,772,292.86. Such securities were acquired with personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On May 26, 2024, the Reporting Person submitted a letter to the Issuer's Board of Directors (the "May 26 Letter"), attached hereto as an Exhibit and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented with the addition of the following:

Trade Date Shares Purchased Price Range ($)
5/22/2024 200,000 3.69
5/24/2024 30,049 2.71

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit: The May 26 Letter.

## Signatures
- Ramaswamy Vivek: VIVEK RAMASWAMY, Vivek Ramaswamy (05/30/2024)